Massey Energy Company

4 North 4th Street

Richmond, Virginia 23219

August 20, 2010

By Overnight Delivery,

Facsimile Transmittal and

EDGAR Transmission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7410

Attention:	Anne Parker, Branch Chief
Division of Corporation Finance

Re:	Massey Energy Company
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 1, 2010
Form 10-Q for the Fiscal Quarter Ended March 31, 2010
Filed April 30, 2010
Definitive Proxy Statement on Schedule 14A
Filed April 16, 2010
File Number 001-07775

Dear Ms. Parker:

As Vice President and Corporate Secretary of Massey Energy Company, a Delaware corporation (the “Company”), I am transmitting herewith for filing the Company’s response to the comments of the staff (the “Staff’) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in its comment letter to Mr. Eric B. Tolbert, Vice President and Chief Financial Officer of the Company, dated July 2, 2010, (the “Commission Comment Letter”).

Set forth below are the Company’s responses. For convenience of reference, each Staff comment is reprinted in italics, numbered to correspond with the paragraph number assigned in the Commission Comment Letter, and is followed by the corresponding response of the Company. When used in this letter, the “Company,” “we,” “us,” and “our” refer to Massey Energy Company.

Certain portions of the Company’s responses below are provided in disclosure type format as requested by the Staff. The bolded portions of these responses represent modifications to the disclosures in the Company’s Annual Report on Form 10-K (“Form 10-K”) for the fiscal year ended December 31, 2009 (the “2009 Form 10-K”), Quarterly Report on Form 10-Q (“Form 10-Q”) for the quarter ended March 31, 2010 (the “March 31,

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August 20, 2010

2010 Form 10-Q”) or the Definitive Proxy Statement on Schedule 14A for the 2010 Annual Meeting of Stockholders (the “2010 Proxy Statement”), as applicable, to comply with the Staff’s request.

Form 10-K for the fiscal year ended December 31, 2009

Financial Statements

Note 18 – Contingencies, page 88

1.	We note in the definitive proxy filed on April 26, 2010 you provide a discussion of the government inspection system in place to ensure mine safety. You further describe the different levels of violations that may be issued by inspectors and the process of resolving such violations. As these violations may result in a monetary fine and/or loss of production, please tell us why you have not provided disclosures addressing this loss exposure in your financial statements in compliance with the guidance in FASB ASC 450-20-50 as well as in your MD&A.

Response:

We acknowledge the Staff’s comment. In response to the Staff’s comment, we believe our disclosures in Note 18 – Contingencies beginning on page 88 of our 2009 Form 10-K and our Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) beginning on page 39 of our 2009 Form 10-K related to possible loss exposure to governmental mine safety regulation violations comply with federal securities laws. Financial Accounting Standard Board ASC (“ASC”) 450-20 describes the different treatment for loss contingencies that should be included in a company’s financial statements based on the likelihood of occurrence. Under ASC 450-20-25, a company must record a litigation loss accrual if (1) a loss is probable and (2) the amount of the expected loss is reasonably estimable. As discussed in paragraph 450-20-50-5, disclosure is preferable to accrual when a reasonable estimate of loss cannot be made.

When determining the nature and extent of our disclosures, we evaluate the materiality of the matter. Under ASC 450-20-S99, a loss contingency is material if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss would be material to a reasonable investor’s decision to buy or sell a company’s securities. Based on our analysis of ASC 450-20-50 and ASC 450-20-S99, we did not provide specific disclosures addressing loss exposure, either in the contingency footnote (footnote 18) of our financial statements or in our MD&A, related to governmental mine safety regulation violations that may result in monetary fines, because we do not believe the amount of the reasonably possible loss over what is currently accrued for in our financial statements would be material to a reasonable investor’s decision to buy or sell our securities.

Our analysis of the materiality level under FASB ASC 450-20-S99 is as follows. We calculate our accrual estimate for assessments from governmental mine safety regulation violations on a quarterly basis based upon the monetary value of the assessments and historical settlement results which are also re-evaluated quarterly. As of December 31, 2009, we estimated our total of unresolved MSHA violation assessments to be approximately $27

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million. In our December 31, 2009 balance sheet we had a $16 million accrued liability, representing approximately 60% of the assessment amount (this percentage was based on our historical trend of the amount paid versus the initial assessment amount and represented our best estimate of the aggregate probable loss related to such assessments). At December 31, 2009, we did not believe the reasonably possible loss in excess of the $16 million was estimable. Furthermore, based on the historical settlement rates experienced in recent years, we believed a loss of $27 million (the entire assessment) was highly unlikely. As a result, we did not believe the difference between our accrual of approximately $16 million in the financial statements and the reasonably possible loss was material to a reasonable investor’s decision to buy or sell our securities. We review the applied accrual percentage quarterly to determine whether such percentage should be revised. For our June 30, 2010 balance sheet we increased the percentage to approximately 80% of the assessment amount due to the heightened regulatory scrutiny following the Upper Big Branch (“UBB”) mine tragedy, which resulted in a $31 million accrued liability. (This accrued liability also reflects unresolved MSHA violation assessments associated with the operations of Cumberland Resources Corporation which we acquired in the second quarter of 2010.) We will continue to review the applied accrual percentage quarterly based upon prior history and expectations of the potential for future resolution of violations.

Regarding the possible loss of future production resulting from the assessment of violations by MSHA, we have determined that the loss is not quantifiable because we are not able to estimate which of the Company’s mines may be impacted by such violations nor the time period over which such mines could be impacted. If the result of violation assessments caused the suspension of mining and a loss of production that would be material to a reasonable investor’s decision to buy or sell our Company’s securities, we would provide disclosure of such event in our MD&A. No such disclosures were determined to be warranted in 2009 or for the March 31, 2010 Form 10-Q. Due to the significantly increased regulatory enforcement environment following the UBB mine tragedy, we have included additional disclosures in the MD&A on page 27 of our Form 10-Q for the quarter ended June 30, 2010 (“June 30, 2010 Form 10-Q”) related to possible loss of future production resulting from the assessment of violations by MSHA as follows:

“As a result of the April 5, 2010 tragedy at UBB, MSHA significantly increased regulatory enforcement in our mines in the second quarter of 2010. The increased regulatory enforcement significantly impacted our productivity and operating results for the second quarter of 2010. If MSHA continues to order certain of our mines to be temporarily closed or permanently closes such mines, our ability to meet our customers’ demands could be adversely affected.”

In addition, in Part II, Item 1. Legal Proceedings of our June 2010 Form 10-Q, we included the following additional disclosure:

“We strive to maintain compliance with all applicable laws at all times. However, we receive citations, orders and notices of violation from MSHA and other regulatory agencies on a frequent basis. When this occurs, we attempt

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to promptly abate the condition cited, whether or not we agree as to whether the condition constitutes a violation. Additionally, we either pay the assessed penalties, or if we dispute the alleged facts behind the violation or the amount of the penalty relative to the violation, we contest the matter. While these matters have not previously resulted in a material adverse impact on our cash flows, results of operations or financial condition, they could in the future have such an impact. In addition, if one or more of our operations is placed on a pattern of violations by the regulatory authorities, such designation and the enhanced enforcement regime that accompanies such designation could have a material adverse effect on our cash flows, results of operations or financial condition.

We are not satisfied with the number of citations, orders and notices of violation we have received from MSHA and other regulatory agencies. With a great sense of urgency, we are renewing our efforts and commitment to significantly reduce the number of infractions received from MSHA and other regulatory agencies.”

We will continue to assess our loss exposure related to governmental mine safety regulation violations that may result in monetary fines and/or loss of production and update as warranted in future periodic reports.

Form 10-Q for the Fiscal Quarter Ended March 31, 2010

Risk Factors, page 32

2.	We note the risk factor discussion that you incur substantial costs and liabilities under federal, state and local health and safety laws, regulations and enforcement policies. In light of the Upper Big Branch explosion and with a view towards possible disclosure, please tell us in better detail the extent of your capital expenditures, safety programs, and statistical or other measures (including those reported to MSHA or any other agency or regulatory body) that your company utilizes to monitor your compliance with health and safety regulations. With respect to statistical or other measures, provide both your actual results and any benchmarks or targets used.

Response:

We acknowledge the Staff’s comment. In response to the Staff’s comment, we believe our current risk factor disclosure is compliant with Item 1A. Risk Factors of the Form 10-Q. Item 1A requires us to disclose any material changes from risk factors previously disclosed in our Form 10-K in response to Item 1A. Risk Factors. Item 1A. Risk Factors of Form 10-K requires disclosure in plain English of the risk factors described in Item 503(c) of Regulation S-K. Item 503(c) of Regulation S-K requires a discussion in a concise and logically organized manner of the most significant factors that make a stockholder’s investment in Massey speculative or risky. These risk factors should be specific to a company and not apply generically to any company.

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In our 2009 Form 10-K and the March 31, 2010 Form 10-Q, we provide disclosure of health and safety regulations applicable to us. In our March 31, 2010 Form 10-Q, we provided updated risk factor disclosure related to the UBB mine tragedy and our acquisition of Cumberland Resources Corporation and certain affiliated companies. We also provided disclosure concerning the UBB mine tragedy in our footnotes to the financial statements on pages 18, in MD&A on pages 23 and 29, and in Item 1A. Risk Factors on pages 32-33. In addition, in our June 30, 2010 Form 10-Q, we provided updated disclosure concerning the UBB mine tragedy in our footnotes to the financial statements on pages 22-23, and within Management’s Discussion and Analysis of Financial Condition and Results of Operations (pages 26-37).

In addition, there are disclosures related to environmental, safety and health laws and regulations from pages 14 to 20 of our 2009 Form 10-K under “Business — Environmental, Safety and Health Laws and Regulations.” We also have several risk factors related to our compliance with health and safety regulations (e.g. “Federal, state and local laws and government regulations applicable to operations increase costs and may make our coal less competitive than other coal producers.” (page 28); “The Mine Safety and Health Administration (“MSHA”) or other federal or state regulatory agencies may order certain of our mines to be temporarily or permanently closed, which could adversely affect our ability to meet our customers’ demands.” (page 30); “We are subject to various legal proceedings, which may have a material effect on our business.” (page 31); “Coal mining is subject to inherent risks, some for which we maintain third-party insurance and some for which we self-insure.” (page 33)).

In addition, in Part II, Item 5 of our June 30, 2010 Form 10-Q, we provide the following disclosures for the three month period ended June 30, 2010, required by the reporting requirements regarding coal mine safety included in §1503(a)(1) of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”):

1.	The total number of Federal Mine Safety and Health Act of 1977 (the “FMSH Act”) section 104 significant and substantial citations (i.e. there exists a reasonable likelihood that the hazard contributed to will result in an injury or illness of a reasonably serious nature) received, which are for alleged violations of a mining safety standard or regulation where there exists a reasonable likelihood that the hazard could result in an injury or illness of a reasonably serious nature;

2.	The total number of FMSH Act section 104(b) orders received, which are for an alleged failure to totally abate (i.e. orders issued when conditions cited pursuant to section 104(a) have not been totally abated within the period of time set by MSHA) the subject matter of a FMSH Act section 104(a) citation within the period specified in the citation;

3.	The total number of FMSH Act section 104(d) citations and orders received, which are for an alleged unwarrantable failure (i.e. aggravated conduct constituting more than ordinary negligence) to comply with a mining safety standard or regulation;

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4.	The total number of flagrant violations (i.e. reckless or repeated failure to make reasonable efforts to eliminate a known violation of a mandatory health or safety standard that substantially and proximately caused, or reasonably could have been expected to cause, death or serious bodily injury) under §110(b)(2) of the FMSH Act received;

5.	The total number of imminent danger orders (i.e. the existence of any condition or practice in a coal or other mine which could reasonably be expected to cause death or serious physical harm before such condition or practice can be abated) issued under §107(a) of the FMSH Act;

6.	The total dollar value of proposed assessments from MSHA under the FMSH Act;

7.	The total number of mining-related fatalities;

8.	The total number of pending legal actions before the Federal Mine Safety and Health Review Commission, including a complete listing of pending legal actions for each coal mine of which we or a subsidiary of ours is an operator; and

9.	A list of each coal mine of which we or a subsidiary of ours is an operator, that has received written notice from MSHA of a pattern of violations of mandatory health or safety standards that are of such nature as could have significantly and substantially contributed to the cause and effect of coal or other mine health or safety hazards under §104(e) of the FMSH Act, or that has the potential to have such a pattern.

Furthermore, we do not believe we can provide a capital expenditure amount related to compliance with health and safety regulations. As we disclose on page 14 of the 2009 Form 10-K:

“While it is not possible to quantify the expenditures we incur to maintain compliance with all applicable federal and state laws [italics added], those costs have been and are expected to continue to be significant. We post surety performance bonds or letters of credit pursuant to federal and state mining laws and regulations for the estimated costs of reclamation and mine closing, often including the cost of treating mine water discharge when necessary. Compliance with these laws has substantially increased the cost of coal mining for all domestic coal producers. We endeavor to conduct our mining operations in compliance with all applicable federal, state and local laws and regulations. However, even with our substantial efforts to comply with extensive and comprehensive regulatory requirements, violations during mining operations occur from time to time.”

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In future Form 10-K filings, we intend to update the final sentence of the disclosure set forth above to indicate that we receive citations, orders and notices of violations from the MSHA and other regulatory agencies on a frequent basis. As set forth in response to Comment 1, we have included this disclosure in the June 30, 2010 Form 10-Q.

In addition, we reviewed the Form 10-K and Form 10-Q disclosures of Alpha Natural Resources, Inc., Arch Coal, Inc., CONSOL Energy Inc., International Coal Group, Inc., James River Coal Company, Patriot Coal Corporation and Peabody Energy Corporation (collectively, the “Comparable Coal Companies”). We believe our health and safety compliance disclosures have been consistent with the Comparable Coal Companies disclosures. None of the other Comparable Coal Companies (except Peabody Energy which disclosed its 2009 U.S. injury incidence rate) has provided disclosure of statistical or other measures (including those reported to MSHA or any other agency or regulatory body) that such Comparable Coal Companies utilize to monitor compliance with health and safety regulations.

Although we believe the disclosures in our 2009 Form 10-K, March 31, 2010 Form 10-Q and June 30, 2010 Form 10-Q are compliant with the disclosure requirements of the federal securities laws and have been consistent with the disclosures of the Comparable Coal Companies, we regularly evaluate our disclosure practices. In future Form 10-K filings, we will provide our actual Non-Fatal Days Lost (“NFDL”) injury rate and the most recently available Bituminous Coal Industry average NFDL rate as reported by the MSHA, which is the benchmark or target we use to measure our safety performance. Specifically, in the Form 10-K for the year ended December 31, 2010, we will include additional information in the “Business — Environmental, Safety and Health Laws and Regulations — Mine Safety and Health” substantially as follows (with supplemental language provided in bold):

“All of the states in which we operate have state programs for mine safety and health regulation and enforcement. Collectively, federal and state safety and health regulation in the coal mining industry is perhaps the most comprehensive and pervasive system for protection of employee health and safety affecting any segment of industry in the United States. While regulation has a significant effect on our operating costs, our United States competitors are subject to the same regulation.

We are committed to providing a safe workplace for all of our employees. Our company has in place health and safety programs that include extensive employee training, accident prevention, workplace inspection, emergency response, accident investigation, regulatory compliance and program auditing. The objectives of our

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health and safety programs are to eliminate workplace incidents, comply with all mining-related regulations and provide support for both regulators and the industry to improve mine safety. Our company has a process of training, mentoring, monitoring, reduction of risk through safety innovation, and recognition of safety excellence. We believe that a superior safety and health regime is inherently tied to achieving productivity and financial goals, with overarching benefits for our shareholders, the community and the environment.

We measure our success in this area primarily through the use of occupational injury and illness frequency rates. We measure our safety performance through our Non-Fatal Days Lost (NFDL) injury rate. This figure represents the occurrence of non-fatal injuries that result in days away from work, statutory days charged, or days of restricted work activity. The rate is calculated by dividing the number of NFDL injuries by the number of employee hours worked, then multiplying by 200,000, in order to express the rate in NFDL injuries per 100 workers per year.

The benchmark or target we use to measure our safety performance against is the Bituminous Coal Industry average NFDL rate as reported by the MSHA. Our NFDL rate for 2010 was              compared to             , which was the Bituminous Coal Industry average NFDL rate as reported by the MSHA for 2009, the most recently available rate.

In addition, while we receive citations, orders and notices of violation from MSHA and other regulatory agencies on a frequent basis, we attempt to promptly abate the condition cited, whether or not we agree as to whether the condition constitutes a violation. Additionally, we either pay the assessed penalties, or if we dispute the alleged facts behind the violation or the amount of the penalty relative to the violation, we contest the matter. We are not satisfied with the number of citations, orders and notices of violation we have received from MSHA and other regulatory agencies. With a great sense of urgency, we are renewing our efforts and commitment to significantly reduce the number of infractions received from MSHA and other regulatory agencies.”

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Schedule 14A Definitive Proxy Statement, filed April 16, 2010

Compensation Components, page 29

Annual Incentive Program, page 29

3.	We note that one of the performance measures for each of Messrs. Adkins and Snelling was non-fatal days lost, and for Mr. Blankenship was the rate of reduction of non-fatal days lost. Your disclosure indicates a 13.9 percent reduction in non-fatal days lost for 2009 as compared to 2008, which exceeded the maximum amounts. Please disclose the target non-fatal days lost. In addition to providing the percent reduction as compared to the prior year, provide the actual number of non-fatal days lost as compared to the prior year.

Response:

We acknowledge the Staff’s comment. In response to the Staff’s comment, we note that one of the performance measures for each of Messrs. Adkins and Snelling was the rate of reduction of non-fatal days lost (calculated in accordance with industry standards) as it was for Mr. Blankenship. Accordingly, the Company disclosed the rate of reduction it calculated for 2009. 1 However, to the extent the Compensation Committee establishes a NFDL rate for future annual incentive programs, the Company also will include in future Compensation Discussion and Analysis section of the proxy statement the target and actual NFDL number in addition to the target and actual rate of change as requested by the Staff.

4.	In light of the Upper Big Branch explosion and with a view towards possible future disclosure, provide us with additional information regarding the safety and health criteria that your company intends to use to measure its performance and how these criteria will be used to determine the compensation of each named executive officer.

Response:

We acknowledge the Staff’s comment. In response to the Staff’s comment, please see our response to Comment 2 above for information and proposed future disclosures regarding the safety and health criteria that we use to measure our performance. Regarding the determination of the compensation of each named executive officer, the Company’s Compensation Committee has historically approved the criteria to be used in the annual incentive program in November of the year preceding the annual incentive program year. Thus, in November 2009 the Compensation Committee approved the criteria for the 2010 annual incentive program, which criteria include a targeted reduction in NFDL. Following this approval, the Company filed a Current Report on Form 8-K on November 16, 2009, to generally describe the 2010 annual incentive program. The Company will describe this program in detail in its proxy statement for the 2011 annual meeting of stockholders. We currently expect that the Compensation Committee will address the criteria it will establish for the 2011 annual incentive program at its regularly scheduled November 2010 meeting. At that time, the Company will follow its standard disclosure practices.

1	As previously reported in certain publications, the Company is currently conducting a review of its 2009 accident reporting.

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Engineering Comments

Form 10-K for the fiscal year ended December 31, 2009

Competition, page 13

5.	In your discussion of the competitive nature of the coal mining industry, we note you state “capacity expansion has been somewhat limited.” Two of the reasons you provide for limited capacity expansion are coal seam degradation and reserve depletion. In reference to this statement, please include a discussion in this section and in your MD&A related to the impact that may be associated with coal seam degradation and reserve depletion, such as lower productivity rates, and how this will affect your business, including your financial position results of operations and liquidity, in future periods.

Response:

We acknowledge the Staff’s comment. In response to the Staff’s comment, we note that on page 13 of our 2009 Form 10-K in the third paragraph under the section entitled “Competition” we indicate that “In recent years, however, capacity expansion has been somewhat limited by,” among other factors, “coal seam degradation” and “reserve depletion.” You have asked us to include a discussion in this section and in our MD&A related to the impact that may be associated with coal seam degradation and reserve depletion, such as lower productivity rates, and how this will affect our business, including our financial position, results of operations and liquidity in future periods.

Part I, Item 1. Business of Form 10-K requires the disclosures required by Item 101 of Regulation S-K. Item 101(c)(1)(x) requires disclosure of competitive conditions in the business involved including, where material, the identity of the particular markets in which the company competes, an estimate of the number of competitors and such company’s competitive position, if known or reasonably available to the company. Item 101(c)(1)(x) further requires that the principal methods of competition (e.g., price, service, warranty or product performance) to be identified, and positive and negative factors pertaining to the competitive position of the company, to the extent that they exist, be explained if known or reasonably available to the company.

Item 303 of Regulation S-K governs the disclosure requirements of the MD&A section of Form 10-K and Form 10-Q. In Securities Act Release No. 6835 (May 18, 1989), the SEC set forth the rationale for MD&A:

“The MD&A requirements are intended to provide, in one section of a filing, material historical and prospective textual disclosure enabling investors and other users to assess the financial condition and results of operations of the registrant, with particular emphasis on the registrant’s prospects for the future.”

We believe the disclosures comply with Item 101 and Item 303 of Regulation S-K. The intent of the statement on page 13 quoted above, was to refer stockholders to a variety of factors that constrain or limit capacity expansion across the entire coal

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industry. Coal seam degradation and reserve depletion occur as companies mine their coal reserves. If companies do not acquire additional reserves of equal or better quality and amount, they will be less able to expand their capacity due to the coal seam degradation and reserve depletion at their specific company. We believe, however, not all companies in our industry are in the same position, and accordingly, have included this disclosure as a competitive factor of the industry. We have been able to maintain or increase our reserve base on a year over year basis for more than five years. In this regard, we note that we have over 2.4 billion tons of coal reserves and we estimate that we will ship between 35 and 37 million tons for fiscal 2010.

We believe we have provided extensive disclosure of our coal reserves and our mining operations in our 2009 Form 10-K and our March 31, 2010 Form 10-Q. We recognize, however, that there is a risk that we may not be able to maintain or increase our coal reserves year over year. For this reason, we have included on page 26 of our 2009 Form 10-K the following risk factor:

“We depend on our ability to continue acquiring and developing economically recoverable coal reserves.

A key component of our future success is our ability to continue acquiring coal reserves for development that have the geological characteristics that allow them to be economically mined. Replacement reserves may not be available or, if available, may not be capable of being mined at costs comparable to those characteristics of the depleting mines. An inability to continue acquiring economically recoverable coal reserves could have a material impact on our cash flows, results of operations or financial condition.”

Additionally, we believe our disclosures have been consistent with the Comparable Coal Companies disclosures.

Although we believe the disclosures in our 2009 Form 10-K and March 31, 2010 Form 10-Q are compliant with the disclosure requirements of the federal securities laws and have been consistent with the disclosures of the Comparable Coal Companies, we regularly evaluate our disclosure practices. In future filings, if coal seam degradation and/or reserve depletion become factors that materially affect us, we will provide disclosure of how we are mitigating the risk and what impact, if any, there would be on our financial position, results of operations and liquidity. In future filings, we also will clarify in the “Competition” section that the coal seam degradation and reserve depletion that we refer to relates to the overall coal industry. Future Form 10-K filings will include a disclosure similar to the following under “Business — Competition” on page 13 of the 2009 Form 10-K (with supplemental language provided in bold):

“Historically, global coal markets have responded to increased demand and higher prices for coal by increasing production and supply. In recent years, however, industry

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capacity expansion has been somewhat limited by the increased costs of mining, high capital requirements, ~~coal seam degradation, reserve depletion,~~ labor shortages, transportation issues related to rail, barge and truck shipments, higher costs related to compliance with new and increasingly stringent regulations, the difficulty of obtaining permits and bonding and other factors. We also believe that capacity expansion for some competitors may be limited by coal seam degradation and reserve depletion. While these constraints persist in major coal producing countries and regions, periods of supply and demand imbalance may be extended and increased pricing volatility may result.

During 2009, we completed several coal reserve trades and acquisitions that increased our total reserve base. These transactions, in addition to adjustments made in conjunction with normal annual review and re-evaluation of reserves, and offset by 38 million tons of coal produced, resulted in a net increase of 72 million tons of coal reserves during the year. Following this increase, we estimate that we had 2.4 billion tons of proven and probable coal reserves at December 31, 2009.”

Mine Safety and Health, page 15

6.	We note you state you measure your success in the area of safety and health through the use of occupational injury and illness frequency rates. Please expand your discussion related to safety and health to include the occupational injury and frequency rates your company measures and your performance as demonstrated by these rates.

Response:

We acknowledge the Staff’s comment. In response to the Staff’s comment, the occupational injury and frequency rate we measure is the NFDL injury rate, which is the benchmark used by the coal industry to measure safety. We strive to maintain safe operations and continue to develop and implement new safety improvement initiatives that meet or exceed regulatory requirements.

We believe our disclosures have been consistent with the Comparable Coal Companies disclosures. We believe that none of the other Comparable Coal Companies has provided disclosure in their 2009 Form 10-Ks, March 31, 2010 Form 10-Qs or June 30, 2010 Form 10-Qs related to specific occupational injury and illness frequency rates (except Peabody Energy which disclosed its 2009 U.S. injury incidence rate and June 30, 2010 U.S. incidence rate and U.S. violations per inspection day).

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Although we believe the disclosures in our 2009 Form 10-K, March 31, 2010 Form 10-Q and June 30, 2010 Form 10-Q are compliant with the disclosure requirements of the federal securities laws and have been consistent with the disclosures of the Comparable Coal Companies, we regularly evaluate our disclosure practices. In future Form 10-K filings, we will clarify that the occupational injury and frequency rate we measure is NFDL and we will provide our actual NFDL rate. In this regard, we will include the additional information set forth in response to Comment 2 in the “Business — Environmental, Safety and Health Laws and Regulations — Mine Safety and Health” section of future Form 10-K filings.

* * * *

In connection with the Company’s response to the comments of the Staff set forth herein, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any further questions or comments you may have regarding this filing to the undersigned at (804) 788-1812.

Sincerely,

Richard R. Grinnan
Vice President and Corporate Secretary

cc:	Ms. Tracey NcNeil
Ms. Jenifer Gallagher
Ms. Kimberly Calder
Mr. Karl Hiller
Mr. John Coleman
Mr. Eric B. Tolbert
Mr. David M. Carter
Mr. David I. Meyers